VANCOUVER OFFICE Suite 555 – 999 Canada Place Vancouver, BC V6C 3E1 CANADA T EL: (604) 687-1717 FA X: (604) 687-1715 WEB: www.augustaresource.com

August 13, 2013

Via E-Mail: LoS@sec.gov

Steve Lo
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.
20549

Dear Mr. Lo

Subject:	Augusta Resource Corporation
Form 40-F for the year ended December 31, 2012
Filed March 26, 2013
File No. 001-32943

We are in receipt of your letter dated August 7, 2013 with respect to the above mentioned file number 003-32943. With respect to the following question in your comment letter:

Form 40-F for the Year Ended December 31, 2012
Exhibit 99.3 – Management’s Discussion and Analysis, page 1
Commitments, page 14

“Please explain to us why the $87 million balance of long-term debt is not presented in this table. Please also confirm to us that in future filings you will revise your contractual obligations table to disclose the applicable contractual obligation categories and periods as set forth under General Instruction (b)12 of Form 40-F. Provide us in draft form the revised disclosures you will provide in future filings.”

Our response:

Yes, we are in agreement that the long-term debt should have been included in the commitments table in the Management’s Discussion & Analysis (“MD&A”) for the year ended December 31, 2012. However, the long-term debt obligation was disclosed in the commitments table in the notes to the consolidated financial statements for the year ended December 31, 2012.

CONTINUED Page 2

In future filings, we will ensure the information contained in the commitments table disclosed in the MD&A will comply with General Instruction (b)(12) of Form 40-F.

The table below is reported in the MD&A for the second quarter ended June 30, 2013 and a similar table will also be included in future MD&As.

	Less than 1			More than 5
in U.S. dollars	year	1-3 years	3-5 years	years	Total
Accounts payable and accrued liabilities	$4,273,841	$-	$-	$-	$4,273,841
Long-term debt (Note 8)	-	95,225,378	-	-	95,225,378
JPAR and right of way	1,607,687	-	-	-	1,607,687
Deposits on long-lead equipment purchases	-	60,795,405	-	-	60,795,405
Operating lease obligations	366,850	728,227	317,092	10,378	1,422,547
	$6,248,378	$156,749,010	$317,092	$10,378	$163,324,858

The Company acknowledges the following:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact Mr. Gordon Jang, Vice-President and Corporate Controller, at (604) 638-2008.

Sincerely,

AUGUSTA RESOURCE CORPORATION

Joseph Longpre
Senior Vice-President and Chief Financial Officer